Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

Sharps Compliance, Inc. of Texas (dba Sharps Compliance, Inc.)	Texas

Sharps e-Tools.com, Inc.	Delaware

Sharps Safety, Inc.	Texas

Sharps Manufacturing, Inc.	Delaware

Sharps Environmental Services, Inc. (dba Sharps Environmental Services of Texas, Inc.)	Delaware